May 16, 2018

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jasmin Corp. Form 10-K for the Fiscal Year Ended June 30, 2017 Filed September 5, 2017 File No. 333-213425

Dear Mr. O'Brien:

We write on behalf of our client, Jasmin Corp. (the "Company"), regarding the above-referenced matter. The Company requested us, as its legal counsel, to respond to your March 6, 2018, letter written on behalf of the United States Securities and Exchange Commission (the "Commission").

Set forth below are the Company's responses to the Staff's comments.  Factual information provided herein has been provided to us by the Company.  The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

Form 10-K for Fiscal Year Ended June 30, 2017

General

Comment 1.
We note you have not filed interim reports for the fiscal quarters ended September 30, 2017, and December 31, 2017. Please comply with your reporting obligations under Rule 13a-13 of Regulation 13A of the Exchange Act without further delay.

Response:	The Company intends to file the referenced reports within 21 days of the date hereof.

Terence O'Brien
Accounting Branch Chief
United States Securities and Exchange Commission
May 16, 2018

Item 15. Exhibits, page 24

Comment 2.	Please amend your filing to include Exhibits 31.1, 31.2 and 32.1. Refer to Item 601 of Regulation S-K for guidance..

Response:	The Company has filed an amendment to the referenced 10-K to include the exhbits erroneously omitted by prior management.

The Company acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact us directly with any questions or comments. Thank you in advance for your assistance.

Very Truly Yours,

/s/ Scott Kline, Esq.

Scott Kline, Esq.

cc:  Jasmin Corp.
Mr. Richard Rappaport

Enclosure

Terence O'Brien
Accounting Branch Chief
United States Securities and Exchange Commission
May 16, 2018

Kline Law Group PC
Securities and Exchange Commission
Response Letter Dated May 8, 2018

CERTIFICATION SIGNED

In connection with this letter, the Company hereby acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Richard Rappaport
Richard Rappaport,
Secretary
Jasmin Corp.